Exhibit 99.1

EZGO Granted 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Requirements

No Immediate Effect on Nasdaq Listing or Trading of EZGO’s Ordinary Shares

CHANGZHOU, China, December 6, 2022 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or the “Company”), a leading short-distance transportation solutions provider in China, today announced that it has received a notification letter from Nasdaq Stock Market LLC that the Company has been granted an additional 180-day compliance period, or until May 29, 2023 to regain compliance with Nasdaq’s minimum bid price rule.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse stock split.

In a notification letter dated June 3, 2022, Nasdaq had informed the Company that, based on the previous 30 consecutive business days, the Company’s ordinary shares, par value US$0.001 per share (“Ordinary Shares”) no longer met the minimum $1 bid price per share requirement. Therefore, in accordance with Nasdaq’s Listing Rules, the Company was provided 180 calendar days, or until November 30, 2022, to regain compliance.

If at any time before May 29, 2023, the closing bid price of the Company’s Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with this Nasdaq rule and this matter will be closed.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s Ordinary Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “EZGO”.

The Company intends to monitor the closing bid price of its Ordinary Shares between now and May 29, 2023, and intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the second compliance period. The Company’s Ordinary Shares will continue to be listed and trade on the Nasdaq Capital Market during this period, unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, “EZGO”, “Dilang” and “Cenbird”, EZGO has established a business model centered on the manufacturing and sale of two- and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:
Shawn Wen
Email: ir@ez-go.com.cn
Phone: (+86) 13502829216